FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 24, 2017

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

TENARIS S.A.
CONSOLIDATED
FINANCIAL STATEMENTS
For the years ended December 31, 2016, 2015 and 2014

29, Avenue de la Porte-Neuve – 3rd Floor.
L – 2227 Luxembourg
R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

CONSOLIDATED INCOME STATEMENT
(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2016	2015	2014
Continuing operations
Net sales	1	4,293,592	6,903,123	10,141,459
Cost of sales	2	(3,165,684)	(4,747,760)	(6,140,415)
Gross profit		1,127,908	2,155,363	4,001,044
Selling, general and administrative expenses	3	(1,196,929)	(1,593,597)	(1,932,778)
Other operating income	5	21,127	14,603	27,855
Other operating expenses	5	(11,163)	(410,574)	(215,589)
Operating (loss) income		(59,057)	165,795	1,880,532
Finance Income	6	66,204	34,574	38,211
Finance Cost	6	(22,329)	(23,058)	(44,388)
Other financial results	6	(21,921)	3,076	39,575
(Loss) income before equity in earnings of non-consolidated companies and income tax		(37,103)	180,387	1,913,930
Equity in earnings (losses) of non-consolidated companies	7	71,533	(39,558)	(164,616)
Income before income tax		34,430	140,829	1,749,314
Income tax	8	(17,102)	(234,384)	(580,431)
Income (Loss) for continuing operations		17,328	(93,555)	1,168,883

Discontinued operations
Result for discontinued operations	28	41,411	19,130	12,293
Income (loss) for the period		58,739	(74,425)	1,181,176

Attributable to:
Owners of the parent		55,298	(80,162)	1,158,517
Non-controlling interests		3,441	5,737	22,659
		58,739	(74,425)	1,181,176
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.01	(0.08)	0.97
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.02	(0.17)	1.94
Continuing and discontinued operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.05	(0.07)	0.98
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.09	(0.14)	1.96

 (*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2016	2015	2014
Income (loss) for the year	58,739	(74,425)	1,181,176
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	37,187	(256,260)	(197,711)
Change in value of cash flow hedges	(7,525)	10,699	(8,036)
Change in value of available for sale financial instruments	-	2,486	(2,447)
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	3,473	(92,914)	(54,688)
- Changes in the fair value of derivatives held as cash flow hedges and others	421	(3,790)	60
Income tax related to cash flow hedges and available for sale financial instruments	(23)	(284)	400
	33,533	(340,063)	(262,422)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(230)	14,181	1,850
Income tax on items that will not be reclassified	(1,760)	(4,242)	(513)
Remeasurements of post employment benefit obligations of non-consolidated companies	(5,475)	(449)	(3,917)
	(7,465)	9,490	(2,580)
Other comprehensive income (loss) for the year, net of tax	26,068	(330,573)	(265,002)
Total comprehensive income (loss) for the year	84,807	(404,998)	916,174
Attributable to:
Owners of the parent	81,702	(410,187)	894,929
Non-controlling interests	3,105	5,189	21,245
	84,807	(404,998)	916,174
Total comprehensive income (loss) for the year
attributable to Owners of the parent arises from
Continuing operations	40,291	(429,317)	882,636
Discontinued operations	41,411	19,130	12,293
	81,702	(410,187)	894,929

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2016		At December 31, 2015
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	6,001,939		5,672,258
Intangible assets, net	11	1,862,827		2,143,452
Investments in non-consolidated companies	12	557,031		490,645
Available for sale assets	31	21,572		21,572
Other investments	18	249,719		394,746
Deferred tax assets	20	144,613		200,706
Receivables, net	13	197,003	9,034,704	220,564	9,143,943
Current assets
Inventories, net	14	1,563,889		1,843,467
Receivables and prepayments, net	15	124,715		148,846
Current tax assets	16	140,986		188,180
Trade receivables, net	17	954,685		1,135,129
Other investments	18	1,633,142		2,140,862
Cash and cash equivalents	18	399,737	4,817,154	286,547	5,743,031
Assets of disposal group classified as held for sale	28		151,417
Total assets			14,003,275		14,886,974
EQUITY
Capital and reserves attributable to owners of the parent			11,287,417		11,713,344
Non-controlling interests			125,655		152,712
Total equity			11,413,072		11,866,056
LIABILITIES
Non-current liabilities
Borrowings	19	31,542		223,221
Deferred tax liabilities	20	550,657		750,325
Other liabilities	21 (i)	213,617		231,176
Provisions	22 (ii)	63,257	859,073	61,421	1,266,143
Current liabilities
Borrowings	19	808,694		748,295
Current tax liabilities	16	101,197		136,018
Other liabilities	21 (ii)	183,887		222,842
Provisions	23 (ii)	22,756		8,995
Customer advances		39,668		134,780
Trade payables		556,834	1,713,036	503,845	1,754,775
Liabilities of disposal group classified as held for sale	28		18,094
Total liabilities			2,590,203		3,020,918
Total equity and liabilities			14,003,275		14,886,974

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the year	-	-	-	-	-	55,298	55,298	3,441	58,739
Currency translation adjustment	-	-	-	37,339	-	-	37,339	(152)	37,187
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,781)	-	(1,781)	(209)	(1,990)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(7,573)	-	(7,573)	25	(7,548)
Share of other comprehensive income of non-consolidated companies	-	-	-	3,473	(5,054)	-	(1,581)	-	(1,581)
Other comprehensive income (loss) for the year	-	-	-	40,812	(14,408)	-	26,404	(336)	26,068
Total comprehensive income (loss) for the year	-	-	-	40,812	(14,408)	55,298	81,702	3,105	84,807
Acquisition of non-controlling interests	-	-	-	-	2	-	2	(1,073)	(1,071)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(29,089)	(536,720)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

 (1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2016 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

(3) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)
(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the year	-	-	-	-	-	(80,162)	(80,162)	5,737	(74,425)
Currency translation adjustment	-	-	-	(255,569)	-	-	(255,569)	(691)	(256,260)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	10,213	-	10,213	(274)	9,939
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	12,484	-	12,484	417	12,901
Share of other comprehensive income of non-consolidated companies	-	-	-	(92,914)	(4,239)	-	(97,153)	-	(97,153)
Other comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	-	(330,025)	(548)	(330,573)
Total comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	(80,162)	(410,187)	5,189	(404,998)
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,727)	(1,068)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(2,950)	(534,192)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the year	-	-	-	-	-	1,158,517	1,158,517	22,659	1,181,176
Currency translation adjustment	-	-	-	(196,852)	-	-	(196,852)	(859)	(197,711)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	1,503	-	1,503	(166)	1,337
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(9,694)	-	(9,694)	(389)	(10,083)
Share of other comprehensive income of non-consolidated companies	-	-	-	(54,688)	(3,857)	-	(58,545)	-	(58,545)
Other comprehensive (loss) income for the year	-	-	-	(251,540)	(12,048)	-	(263,588)	(1,414)	(265,002)
Total comprehensive income for the year	-	-	-	(251,540)	(12,048)	1,158,517	894,929	21,245	916,174
Acquisition of non-controlling interests	-	-	-	-	7	-	7	(152)	(145)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(48,339)	(579,581)
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2015 and 2014 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2016	2015	2014
Cash flows from operating activities
Income (loss) for the year		58,739	(74,425)	1,181,176
Adjustments for:
Depreciation and amortization	10 & 11	662,412	658,778	615,629
Impairment charge	5	-	400,314	205,849
Income tax accruals less payments	27(ii)	(128,079)	(91,080)	79,062
Equity in (earnings) losses of non-consolidated companies	7	(71,533)	39,558	164,616
Interest accruals less payments, net	27(iii)	(40,404)	(1,975)	(37,192)
Changes in provisions		15,597	(20,678)	(4,982)
Changes in working capital	27 (i)	348,199	1,373,985	(72,066)
Other, including currency translation adjustment		18,634	(69,473)	(88,025)
Net cash provided by operating activities		863,565	2,215,004	2,044,067

Cash flows from investing activities
Capital expenditures	10 & 11	(786,873)	(1,131,519)	(1,089,373)
Changes in advance to suppliers of property, plant and equipment		50,989	49,461	(63,390)
Investment in non-consolidated companies	12	(17,108)	(4,400)	(1,380)
Acquisition of subsidiaries and non-consolidated companies	26	-	-	(28,060)
Loan to non-consolidated companies	12 c	(42,394)	(22,322)	(21,450)
Proceeds from disposal of property, plant and equipment and intangible assets		23,609	10,090	11,156
Dividends received from non-consolidated companies	12	20,674	20,674	17,735
Changes in investments in securities		652,755	(695,566)	(611,049)
Net cash used in investing activities		(98,348)	(1,773,582)	(1,785,811)

Cash flows from financing activities
Dividends paid	9	(507,631)	(531,242)	(531,242)
Dividends paid to non-controlling interest in subsidiaries		(29,089)	(2,950)	(48,339)
Acquisitions of non-controlling interests		(1,071)	(1,068)	(145)
Proceeds from borrowings (*)		1,180,727	2,064,218	3,046,837
Repayments of borrowings (*)		(1,295,560)	(2,063,992)	(2,890,717)
Net cash used in financing activities		(652,624)	(535,034)	(423,606)

Increase (decrease) in cash and cash equivalents		112,593	(93,612)	(165,350)
Movement in cash and cash equivalents
At the beginning of the year		286,198	416,445	598,145
Effect of exchange rate changes		(211)	(36,635)	(16,350)
Increase (decrease) in cash and cash equivalents		112,593	(93,612)	(165,350)
At December 31,	27(iv)	398,580	286,198	416,445

		At December 31,
Cash and cash equivalents		2016	2015	2014
Cash and bank deposits		399,900	286,547	417,645
Bank overdrafts	19	(1,320)	(349)	(1,200)
		398,580	286,198	416,445

 (*) Mainly related to the renewal of short-term facilities carried out during the years 2016, 2015 and 2014.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES ("AP")	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and Deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Cash and cash equivalents and Other investments
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and sales expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
		24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III	FINANCIAL RISK MANAGEMENT	26	Acquisition of subsidiaries and non-consolidated companies
		27	Cash flow disclosures
A	Financial Risk Factors	28	Net assets of disposal group classified as held for sale
B	Category of Financial Instruments and Classification Within the Fair Value Hierarchy	29	Related party transactions
C	Fair value estimation	30	Principal subsidiaries
D	Accounting for derivative financial instruments and hedging activities	31	Nationalization of Venezuelan Subsidiaries
		32	Fees paid to the Company's principal accountant
		33	Subsequent event

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

I. GENERAL INFORMATION
Tenaris S.A. (the "Company") was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company's subsidiaries is included in Note 30 to these Consolidated Financial Statements.

The Company's shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company's American Depositary Securities ("ADS") trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company's Board of Directors on February 22, 2017.

II. ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
A	Basis of presentation
The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and plan assets measured at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars ("$").

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations, cash flows from discontinued operations and earnings per share are disclosed separately in note 28, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards not yet adopted and relevant for Tenaris

IFRS 15, "Revenue from contracts with customers"

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018.

IFRS 9, "Financial instruments"

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

A	Basis of presentation (Cont.)
(1)	New and amended standards not yet adopted and relevant for Tenaris (Cont.)

These standards are not effective for the financial year beginning January 1, 2016 and have not been early adopted.

These standards were endorsed by the EU.

The Company's management is currently assessing the potential impact that the application of these standards may have on the Company's financial condition or results of operations. The management does not expect these standards to have a significant impact on the classification and measurement of its assets and liabilities.

Others accounting pronouncements issued during 2016 and as of the date of these Consolidated Financial Statements have no material effect on the Company's financial condition or result of operations.

(2)	New and amended standards adopted for Tenaris

The Amendment to IAS 1, "Presentation of financial statements" on the disclosure initiative, has been applied on the year starting January 1, 2016, with no significant impact on the Company's Consolidated Financial Statements.

B	Group accounting

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

B	Group accounting (Cont.)

(2)	Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company's investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris's interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company's pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company's pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2016, Tenaris holds 11.46% of Ternium S.A ("Ternium")'s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, "Investments in associates companies and Joint Ventures") over Ternium, and as a result the Company's investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of eight members of Ternium's Board of Directors (including Ternium's chairman) are also members of the Company's Board of Directors;
▪
Under the shareholders' agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium's main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium's Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium's Board of Directors pursuant to previous written instructions of the Company.

At December 31, 2016, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. ("Confab"), 5.2% of the shares with voting rights and 3.08% of Siderúrgicas de Minas Gerais S.A. Usiminas ("Usiminas") total share capital.

The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas' existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas' total voting capital and 13.8% of Usiminas' total share capital. The rights of Ternium and its subsidiaries and Confab within the Ternium - Tenaris Group are governed under a separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, consequently, accounted it for under the equity method (as defined by IAS 28).

In April and May 2016 Tenaris's subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million) and 11.5 million ordinary shares (BRL5.00 per share) for a total amount of BRL57.5 (approximately $16.6 million). The preferred and ordinary shares were issued on June 3, 2016 and July 19, 2016, respectively. Consequently as of December 31, 2016 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas.

Tenaris carries its investment in Ternium and Usiminas under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset's carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. At December 31, 2016, 2015 and 2014, no impairment provisions were recorded on Tenaris's investment in Ternium while in 2014 and 2015, impairment charges were recorded on Tenaris's investment in Usiminas. See Note 7 and Note 12.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

C	Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris's Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer's location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

D	Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised) "The effects of changes in foreign exchange rates" defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris's global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	Significant level of integration of the local operations within Tenaris's international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

D	Foreign currency translation (Cont.)

(2)	Transactions in currencies other than the functional currency
Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.
At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial results" in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences in non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Tenaris had no such assets or liabilities for any of the periods presented.

(3)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) "Borrowing Costs". Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets' residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date.

Management's re-estimation of assets useful lives, performed in accordance with IAS 16 "Property, Plant and Equipment", did not materially affect depreciation expenses for 2016, 2015 and 2014.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

E	Property, plant and equipment (Cont.)
Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F	Intangible assets

(1)	Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Tenaris's share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.
For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.
(2)	Information systems projects
Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management's re-estimation of assets useful lives, performed in accordance with IAS 38 "Intangible Assets", did not materially affect depreciation expenses for 2016, 2015 and 2014.

(3)	Licenses, patents, trademarks and proprietary technology
Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2016 and 2015, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management's re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect depreciation expenses for 2016, 2015 and 2014.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2016, 2015 and 2014 totaled $68.6 million, $89.0 million and $106.9 million, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

F	Intangible assets
(5)	Customer relationships

In accordance with IFRS 3 "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

In 2015 the Company reviewed the useful life of Prudential's customer relationships, related to Maverick acquisition, and decided to reduce the remaining amortization period from 5 years to 2 years.

As of December 2016 the residual value of Maverick and Hydril customer relationships amount to $308 million and $17 million and the residual useful life is 4 years and 1 year respectively.

G	Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company's principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris's cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris's customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset's value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b)
then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

H	Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company has both the ability and the intention to hold to maturity have been categorized as held to maturity financial assets. They are carried at amortized cost and the results are recognized in Financial Results in the Consolidated Income Statement using the effective interest method. Held to maturity instruments with maturities greater than 12 months after the balance sheet date are included in the non-current assets.

All other investments in financial instruments and time deposits are categorized as financial assets "at fair value through profit or loss" because such investments are both (i) held for trading and (ii) designated as such upon initial recognition because they are managed and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I	Inventories
Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs, and it excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier's invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management's analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J	Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty's difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. In addition, trade accounts receivable overdue by more than 180 days and which are not covered by a credit collateral, guarantee, insurance or similar surety, are fully provisioned.

K	Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

L	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

▪ The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪ The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital
The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2016, 2015 and 2014 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.
(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company's financial statements when Company's shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25 (iii)).

M	Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost.
N	Current and Deferred income tax
The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company's subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

O	Employee benefits

(1)	Post employment benefits
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪
An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

▪
Employees' service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris's Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris's Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

▪
Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay.

▪
Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

O	Employee benefits (Cont.)

(2)	Other long term benefits
During 2007, Tenaris launched an employee retention and long term incentive program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19 "Employee Benefits".

As of December 31, 2016 and 2015, the outstanding liability corresponding to the Program amounts to $78.7 million and $84.0 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2016 and 2015, is $92.9 million and $105.3 million, respectively.

(3)	Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P	Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris's potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris's litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q	Trade payables

Trade payables are recognized initially at fair value, generally the nominal invoice amount.

R	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.
Tenaris's products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company's subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

R	Revenue recognition (Cont.)

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris's storage facilities that have not been shipped to customers amounted to 2.8%, 3.0% and 1.2% as of December 31, 2016, 2015 and 2014, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:
▪
Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to 37 million, 0.86% of total sales). The revenue recognition of the contracts follows the IAS 11 "Construction Contracts" guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris's right to receive payment is established.

S	Cost of sales and sales expenses
Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T	Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U	Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Tenaris's non derivative financial instruments are classified into the following categories:

▪
Financial instruments at fair value through profit and loss: comprise mainly Other Investments expiring in less than ninety days from the measurement date (included within cash and cash equivalents) and investments in certain financial debt instruments and time deposits held for trading.

▪	Loans and receivables: comprise cash and cash equivalents, trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.
▪	Available for sale assets: comprise the Company's interest in the Venezuelan Companies (see Note 31).
▪	Held to maturity: comprise financial assets that the Company has both the ability and the intention to hold to maturity. They are measured at amortized cost using the effective interest method.
▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The categorization depends on the nature and purpose that the Company sets to the financial instrument.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris's operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris's financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company's objectives, policies and processes for managing these risks remained unchanged during 2016.

A. Financial Risk Factors

(i)	Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where "debt" comprises financial borrowings and "total equity" is the sum of financial borrowings and equity) is 0.07 as of December 31, 2016 and 0.08 as of December 31, 2015. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)	Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company's functional currency is the U.S. dollar the purpose of Tenaris's foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris's exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 24 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management's assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris's subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris's financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris's main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company's profit and loss as of December 31, 2016 and 2015:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2016	2015
Argentine Peso / U.S. Dollar	(60,204)	(73,399)
Euro / U.S. Dollar	(406,814)	(334,831)
U.S. Dollar / Brazilian Real	125,880	66,826

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

A. Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2016 and 2015 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.6 million and $0.7 million as of December 31, 2016 and 2015, respectively.

▪	Euro / U.S. dollar

As of December 31, 2016 and 2015, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries which functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $4.1 million and $3.3 million as of December 31, 2016 and 2015, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris's net equity position.

▪	U.S. dollar / Brazilian Real

As of December 31, 2016 consisting primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency is the Brazilian real. A change of 1% in the BRL/USD exchange rate would generate a pre-tax gain / loss of $1.3 million and $0.7 million in December 31, 2016 and 2015, respectively (including a gain / loss of $0.5 million in 2016 and $0.7 million in 2015 due to foreign exchange derivative contracts entered to preserve the U.S. dollar value of trade receivables and cash denominated in Brazilian Real), which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris's net equity position.

Considering the balances held as of December 31, 2016 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.6 million (including a loss / gain of $4.0 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris's net equity position of $4.2 million. For balances held as of December 31, 2015, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $5.1 million (including a loss / gain of $5.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris's net equity position of $3.9 million.

(iii)	Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.
The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2016		2015
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	820,600	98%	954,681	98%
Variable rate	19,636	2%	16,835	2%
Total (*)	840,236		971,516

(*) As of December 31, 2016 approximately 66% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or less than 360 days. This compares to approximately 59% of the total outstanding debt balance as of December 31, 2015.

The Company estimates that, if market interest rates applicable to Tenaris's borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $8.8 million in 2016 and $10.8 million in 2015.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

A. Financial Risk Factors (Cont.)

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris's net sales in 2016, 2015 and 2014.

Tenaris's credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2016 and 2015 trade receivables amount to $954,7 million and $1,135.1 million respectively. Trade receivables have guarantees under credit insurance of $222.1 million and $325.1 million, letter of credit and other bank guarantees of $117.8 million and $20.5 million, and other guarantees of $15.6 million and $7.9 million as of December 31, 2016 and 2015 respectively.

As of December 31, 2016 and 2015 past due trade receivables amounted to $249.0 million and $333.8 million, respectively. Out of those amounts $83.1 million and $84.9 million are guaranteed trade receivables while $85.7 million and $101.5 million are included in the allowance for doubtful accounts. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 82% of Tenaris's liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2016, in comparison with approximately 92% as of December 31, 2015.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2016, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 16% of total assets at the end of 2016 compared to 19% at the end of 2015.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2016 and 2015, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2016 and 2015, U.S. dollar denominated liquid assets represented approximately 95% and 87% of total liquid financial assets respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

A. Financial Risk Factors (Cont.)

(vii)	Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2016 and 2015.

		Measurement Categories				At Fair Value
December 31, 2016	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	399,737	92,730	-	-	307,007	307,007	-	-
Cash at banks	92,730	92,730	-	-	-	-	-	-
Liquidity funds	215,807	-	-	-	215,807	215,807	-	-
Short – term investments	91,200	-	-	-	91,200	91,200	-	-
Other investments	1,633,142	-	246,031	-	1,387,111	607,866	779,245	-
Fixed Income (time-deposit, zero cupon bonds, commercial papers)	782,029	-	-	-	782,029	76,260	705,769	-
Non - U.S. Sovereign Bills	41,370	-	-	-	41,370	41,370	-	-
Certificates of Deposits	525,068	-	-	-	525,068	-	525,068	-
Commercial Papers	34,890	-	-	-	34,890	34,890	-	-
Other notes	180,701	-	-	-	180,701	-	180,701	-
Bonds and other fixed Income	841,638	-	246,031	-	595,607	522,131	73,476	-
U.S. government securities	216,732	-	-	-	216,732	216,732	-	-
Non - U.S. government securities	88,805	-	32,644	-	56,161	56,161	-	-
Corporates securities	462,625	-	213,387	-	249,238	249,238	-	-
Mortgage- and Asset-backed securities	73,476	-	-	-	73,476	-	73,476	-
Fund Investments	9,475	-	-	-	9,475	9,475	-	-
Other Investments Non- current	249,719	-	248,049	-	1,670	-	-	1,670
Bonds and other fixed Income	248,049	-	248,049	-	-	-	-	-
Other Investments	1,670	-	-	-	1,670	-	-	1,670
Trade receivables	954,685	954,685	-	-	-	-	-	-
Receivables C and NC	321,718	176,990	-	-	2,759	-	2,759	-
Foreign exchange derivatives contracts	2,759	-	-	-	2,759	-	2,759	-
Other receivables	176,990	176,990	-	-	-	-	-	-
Other receivables (non-Financial)	141,969	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,224,405	494,080	21,572	1,698,547	914,873	782,004	23,242
Liabilities
Borrowings C and NC	840,236	840,236	-	-	-	-	-	-
Trade payables	556,834	556,834	-	-	-	-	-	-
Other liabilities	183,887	-	-	-	42,635	-	42,635	-
Foreign exchange derivatives contracts	42,635	-	-	-	42,635	-	42,635	-
Other liabilities (non-Financial)	141,252	-	-	-	-	-	-	-
Total		1,397,070	-	-	42,635	-	42,635	-

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

		Measurement Categories				At Fair Value
December 31, 2015	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	286,547	101,019	-	-	185,528	185,528	-	-
Cash at banks	101,019	101,019	-	-	-	-	-	-
Liquidity funds	81,735	-	-	-	81,735	81,735	-	-
Short – term investments	103,793	-	-	-	103,793	103,793	-	-
Other investments Current	2,140,862	-	-	-	2,140,862	1,348,268	792,594	-
Fixed Income (time-deposit, zero cupon bonds, commercial papers)	877,436	-	-	-	877,436	219,927	657,509	-
Non - U.S. Sovereign Bills	189,973	-	-	-	189,973	189,973	-	-
Certificates of Deposits	489,248	-	-	-	489,248	-	489,248	-
Commercial Papers	29,954	-	-	-	29,954	29,954	-	-
Other notes	168,261	-	-	-	168,261	-	168,261	-
Bonds and other fixed Income	1,203,695	-	-	-	1,203,695	1,068,610	135,085	-
U.S. government securities	249,124	-	-	-	249,124	249,124	-	-
Non - U.S. government securities	92,975	-	-	-	92,975	92,975	-	-
Corporates securities	726,511	-	-	-	726,511	726,511	-	-
Mortgage- and Asset-backed securities	82,839	-	-	-	82,839	-	82,839	-
Structured Notes	52,246	-	-	-	52,246	-	52,246	-
Fund Investments	59,731	-	-	-	59,731	59,731	-	-
Other Investments Non- current	394,746	-	393,084	-	1,662	-	-	1,662
Bonds and other fixed Income	393,084	-	393,084	-	-	-	-	-
Other Investments	1,662	-	-	-	1,662	-	-	1,662
Trade receivables	1,135,129	1,135,129	-	-	-	-	-	-
Receivables C and NC	369,410	131,896	-	-	18,248	-	18,248	-
Foreing exchange derivatives contracts	18,248	-	-	-	18,248	-	18,248	-
Other receivables	131,896	131,896	-	-	-	-	-	-
Other receivables (non-Financial)	219,266	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,368,044	393,084	21,572	2,346,300	1,533,796	810,842	23,234
Liabilities
Borrowings C and NC	971,516	971,516	-	-	-	-	-	-
Trade payables	503,845	503,845	-	-	-	-	-	-
Other liabilities	222,842	14,869	-	-	34,541	-	34,541	-
Foreign exchange derivatives contracts	34,541	-	-	-	34,541	-	34,541	-
Other liabilities	14,869	14,869	-	-	-	-	-	-
Other liabilities (non-Financial)	173,432	-	-	-	-	-	-	-
Total		1,490,230	-	-	34,541	-	34,541	-

(*) For further detail regarding Available for sale assets, see Note 31.

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company's best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris's interest in Venezuelan companies under process of nationalization (see Note 31).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2016	2015
	Assets / Liabilities
At the beginning of the period	23,234	23,111
Currency translation adjustment and others	8	123
At the end of the year	23,242	23,234

C. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris's investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.8% and 99% of its carrying amount including interests accrued as of December 31, 2016 and 2015 respectively.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.7% of its carrying amount including interests accrued in 2016 as compared with 99% in 2015. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument's fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.
As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.
Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris's derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The full fair value of a hedging derivative is classified as a current or non-current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2016 and 2015, the effective portion of designated cash flow hedges which is included in "Other Reserves" in equity amounts to $4.7 million debit and $2.8 million credit respectively (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within "Other Reserves" in equity are also shown in Note 24.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2016	Tubes	Other	Total continuing operations	Total discontinued operations

IFRS - Net Sales	4,015,491	278,101	4,293,592	234,911
Management View - Operating income	19,630	18,817	38,447	62,298
· Differences in cost of sales and others	(118,381)	(6,962)	(125,343)	3,540
· Differences in depreciation and amortization	27,640	199	27,839	-
IFRS - Operating (loss) income	(71,111)	12,054	(59,057)	65,838
Financial income (expense), net			21,954	(88)
(Loss) income before equity in earnings of non-consolidated companies and income tax			(37,103)	65,750
Equity in earnings of non-consolidated companies			71,533	-
Income before income tax			34,430	65,750

Capital expenditures	751,854	33,108	784,962	1,911
Depreciation and amortization	642,896	14,213	657,109	5,303

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2015	Tubes	Other	Total continuing operations	Total discontinued operations

IFRS - Net Sales	6,443,814	459,309	6,903,123	197,630
Management View - Operating income	685,870	27,884	713,754	38,547
· Differences in cost of sales and others	(228,948)	(880)	(229,828)	(8,914)
· Differences in impairment / Depreciation and amortization	(319,293)	1,162	(318,131)	-
IFRS - Operating income	137,629	28,166	165,795	29,633
Financial income (expense), net			14,592	(382)
Income before equity in earnings of non-consolidated companies and income tax			180,387	29,251
Equity in losses of non-consolidated companies			(39,558)	-
Income before income tax			140,829	29,251

Capital expenditures	1,088,901	41,412	1,130,313	1,206
Depreciation and amortization	638,456	14,857	653,313	5,465

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2014	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	9,581,615	559,844	10,141,459	196,503
Management View - Operating income	2,022,429	10,568	2,032,997	17,167
· Differences in cost of sales and others	(35,463)	4,080	(31,383)	1,117
· Differences in impairment / Depreciation and amortization	(121,289)	207	(121,082)	-
IFRS - Operating income	1,865,677	14,855	1,880,532	18,284
Financial income (expense), net			33,398	(361)
Income before equity in earnings of non-consolidated companies and income tax			1,913,930	17,923
Equity in losses of non-consolidated companies			(164,616)	-
Income before income tax			1,749,314	17,923

Capital expenditures	1,051,148	36,989	1,088,137	1,236
Depreciation and amortization	593,671	15,976	609,647	5,982

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $47,939, $57,468 and $233,863 in 2016, 2015 and 2014, respectively.

Net income under Management view amounted to $96.1 million, while under IFRS amounted to $58.7 million income. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

1	Segment information (Cont.)

Geographical information
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total continuing operations	Total discontinued operations
Year ended December 31, 2016
Net sales	1,320,297	1,210,527	565,173	1,055,994	141,601	-	4,293,592	234,911
Total assets	7,467,842	2,803,848	1,925,784	593,649	482,132	578,603	13,851,858	151,417
Trade receivables	229,390	204,746	161,291	308,919	50,339	-	954,685	33,620
Property, plant and equipment, net	3,652,032	1,237,391	847,318	106,941	158,257	-	6,001,939	41,470
Capital expenditures	646,545	59,780	35,270	24,166	19,201	-	784,962	1,911
Depreciation and amortization	381,811	128,458	113,875	11,053	21,912	-	657,109	5,303

Year ended December 31, 2015
Net sales	2,668,724	2,132,221	728,815	1,096,688	276,675	-	6,903,123	197,630
Total assets	8,625,806	2,931,297	1,877,429	429,317	423,479	512,217	14,799,545	87,429
Trade receivables	339,499	396,834	181,084	137,278	52,494	-	1,107,189	27,940
Property, plant and equipment, net	3,207,661	1,269,995	907,466	86,181	155,299	-	5,626,602	45,656
Capital expenditures	822,396	168,140	82,344	36,867	20,566	-	1,130,313	1,206
Depreciation and amortization	385,189	125,754	112,742	9,912	19,716	-	653,313	5,465

Year ended December 31, 2014
Net sales	4,782,113	2,124,607	979,042	1,843,778	411,919	-	10,141,459	196,503
Total assets	9,433,050	3,340,973	1,857,285	598,175	498,694	665,202	16,393,379	117,299
Trade receivables	709,294	554,542	259,115	340,880	74,993	-	1,938,824	24,570
Property, plant and equipment, net	2,903,848	1,303,162	683,283	60,354	158,995	-	5,109,642	49,915
Capital expenditures	609,016	338,995	111,232	10,891	18,003	-	1,088,137	1,236
Depreciation and amortization	339,203	120,905	119,226	10,154	20,159	-	609,647	5,982

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). For geographical information purposes, "North America" comprises Canada, Mexico and the USA (24.8%); "South America" comprises principally Argentina (16.5%), Brazil and Colombia; "Europe" comprises principally Italy, Norway and Romania; "Middle East and Africa" comprises principally Kuwait, Nigeria, Egypt and Saudi Arabia and; "Asia Pacific" comprises principally China, Japan and Indonesia.

(*) Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2016, 2015 and 2014 (see Note 12 and 31).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Inventories at the beginning of the year	1,843,467	2,779,869	2,702,647

Plus: Charges of the period
Raw materials, energy, consumables and other	1,528,532	1,934,209	3,944,283
Increase in inventory due to business combinations	-	-	4,338
Services and fees	199,210	298,470	453,818
Labor cost	658,975	947,997	1,204,720
Depreciation of property, plant and equipment	376,965	377,596	366,932
Amortization of intangible assets	27,244	24,100	17,324
Maintenance expenses	122,553	184,053	217,694
Allowance for obsolescence	32,765	68,669	4,704
Taxes	16,693	21,523	20,024
Other	89,575	92,059	130,845
	3,052,512	3,948,676	6,364,682
Less: Inventories at the end of the year (*)	(1,593,708)	(1,843,467)	(2,779,869)
From discontinued operations	(136,587)	(137,318)	(147,045)
	3,165,684	4,747,760	6,140,415
(*) Includes 29.8 million related to discontinued operations.
For the year ended December 2016 and 2015, labor cost includes approximately $35 million and $104 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Services and fees	123,653	158,541	178,700
Labor cost	441,355	579,360	594,660
Depreciation of property, plant and equipment	16,965	18,543	20,197
Amortization of intangible assets	241,238	238,539	211,176
Commissions, freight and other selling expenses	243,401	351,657	598,138
Provisions for contingencies	30,841	19,672	35,557
Allowances for doubtful accounts	(12,573)	36,788	21,704
Taxes	67,724	129,018	165,675
Other	76,563	92,157	138,145
	1,229,167	1,624,275	1,963,952
From discontinued operations	(32,238)	(30,678)	(31,174)
	1,196,929	1,593,597	1,932,778

For the year ended December 2016 and 2015, labor cost includes approximately $38 million and $73 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Wages, salaries and social security costs	1,062,535	1,504,918	1,743,253
Employees' service rescission indemnity (including those classified as defined contribution plans)	10,758	13,286	17,431
Pension benefits - defined benefit plans	10,563	14,813	18,645
Employee retention and long term incentive program	16,474	(5,660)	20,051
	1,100,330	1,527,357	1,799,380
From discontinued operations	(28,306)	(24,665)	(23,233)
	1,072,024	1,502,692	1,776,147

At the year-end, the number of employees was 19,399 in 2016, 21,741 in 2015 and 27,816 in 2014.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:
Country	2016	2015	2014
Argentina	4,755	5,388	6,421
Mexico	4,968	5,101	5,518
Brazil	1,166	2,050	3,835
USA	1,636	2,190	3,549
Italy	1,979	2,030	2,352
Romania	1,631	1,624	1,725
Canada	473	546	1,225
Indonesia	509	532	677
Colombia	750	636	614
Japan	458	508	588
Other	1,074	1,136	1,312
	19,399	21,741	27,816
From discontinued operations	(323)	(292)	(267)
	19,076	21,449	27,549

5	Other operating income and expenses
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Other operating income
Net income from other sales	16,275	7,480	8,843
Net rents	4,852	6,462	4,041
Other	-	661	14,971
	21,127	14,603	27,855

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,534	9,052	9,961
Provisions for legal claims and contingencies	10	1	(760)
Loss on fixed assets and material supplies disposed / scrapped	57	94	203
Impairment charge	-	400,314	205,849
Allowance for doubtful receivables	432	1,114	336
Other	1,378	-	-
	11,411	410,575	215,589
From discontinued operations	(248)	(1)	-
	11,163	410,574	215,589
Impairment charge

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company's expected market penetration.

Tenaris's main source of revenue is the sale of products and services to the oil and gas industry and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The main key assumptions, used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris's cash flow projections, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris's customers and the evolution of the rig count.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2016, the main discount rates used were in a range between 9.1% and 10.9%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

5	Other operating income and expenses (Cont.)

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company's cash flow projections, a further deterioration of the business, competitive and economic factors, such as the oil and gas prices and the evolution of the rig count.

From the CGUs with significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs´ carrying amount to exceed its recoverable amount was OCTG USA.

In OCTG USA, the recoverable amount calculated based on value in use exceed carrying value by $154.6 million as of December 31, 2016. The following changes in key assumptions, at CGU OCTG - USA, assuming unchanged values for the other assumptions, would cause the recoverable amount to be equal to the respective carrying value as of the impairment test:

Increase in the discount rate	117 Bps
Decrease of the growth rate	-1.6%
Decrease of the cash flow projections	-17.2%

In 2015 and 2014, as a result of the deterioration of business conditions, the Company recorded impairment charges on its welded pipe assets of $400.3 and $205.8 respectively.

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2016	2015	2014

Interest Income	60,405	39,516	34,582
Interest from available-for-sale financial assets	-	-	4,992
Net result on changes in FV of financial assets at FVTPL	5,799	(4,942)	(1,478)
Net result on available-for-sale financial assets	-	-	115
Finance income	66,204	34,574	38,211
Finance Cost	(22,329)	(23,058)	(44,388)
Net foreign exchange transactions results	(2,146)	(13,301)	50,298
Foreign exchange derivatives contracts results	(31,310)	30,468	(4,733)
Other	11,447	(14,473)	(6,351)
Other Financial results	(22,009)	2,694	39,214
Net Financial results	21,866	14,210	33,037
From discontinued operations	88	382	361
	21,954	14,592	33,398

During 2015 Tenaris has derecognized all its fixed income financial instruments categorized as available for sale.

7	Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

From non-consolidated companies	71,533	(10,674)	(24,696)
Gain on equity interest (see Note 26)	-	-	21,302
Impairment loss on non-consolidated companies (see Note 12)	-	(28,884)	(161,222)
	71,533	(39,558)	(164,616)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Current tax	174,410	164,562	695,136
Deferred tax	(132,969)	79,943	(109,075)
	41,441	244,505	586,061
From discontinued operations	(24,339)	(10,121)	(5,630)
	17,102	234,384	580,431

The tax on Tenaris's income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Income before income tax	34,430	140,829	1,749,314

Tax calculated at the tax rate in each country (*)	(91,628)	(71,588)	307,193
Non taxable income / Non deductible expenses, net (*)	51,062	149,632	132,442
Changes in the tax rates	4,720	6,436	3,249
Effect of currency translation on tax base (**)	105,758	151,615	138,925
Accrual / Utilization of previously unrecognized tax losses (***)	(52,810)	(1,711)	(1,378)
Tax charge	17,102	234,384	580,431

(*)	Include the effect of the impairment charges of approximately $400.3 million and $205.8 million in 2015 and 2014, respectively.
(**)
Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Mexican, Colombia and Argentinian), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

(***)
It includes a deferred tax income of approximately $45 million booked in the last quarter of 2016 related to a capital loss generated from the dissolution of  some companies which effects can be carried forward and used to offset  any future capital gains in the United States.

9	Dividends distribution

On November 3, 2016, the Company's Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid on November 23, 2016, with an ex-dividend date of November 21, 2016.

On May 4, 2016 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.2 million.

On May 6, 2015 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.2 million.

On May 7, 2014 the Company's Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

10	Property, plant and equipment, net

Year ended December 31, 2016	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,766,103	8,419,792	366,972	1,217,682	32,651	11,803,200
Translation differences	10,483	(2,284)	3,716	2,604	(290)	14,229
Additions (*)	572	1,445	747	750,075	4,656	757,495
Disposals / Consumptions	(5,774)	(22,306)	(11,037)	(4,852)	(2,494)	(46,463)
Transfer to assets held for sale	(34,849)	(61,380)	(1,103)	(1,407)	(177)	(98,916)
Transfers / Reclassifications	100,079	356,420	13,694	(474,063)	1,640	(2,230)
Values at the end of the year	1,836,614	8,691,687	372,989	1,490,039	35,986	12,427,315

Depreciation and impairment
Accumulated at the beginning of the year	455,499	5,432,715	228,966	-	13,762	6,130,942
Translation differences	2,240	(6,087)	2,953	-	(358)	(1,252)
Depreciation charge	46,150	324,886	22,361	-	533	393,930
Transfers / Reclassifications	2,856	(6,761)	(333)	-	(3,396)	(7,634)
Transfer to assets held for sale	(8,552)	(47,928)	(966)	-	-	(57,446)
Disposals / Consumptions	(3,064)	(21,228)	(8,872)	-	-	(33,164)
Accumulated at the end of the year	495,129	5,675,597	244,109	-	10,541	6,425,376
At December 31, 2016	1,341,485	3,016,090	128,880	1,490,039	25,445	6,001,939

Year ended December 31, 2015	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866
Translation differences	(28,711)	(250,470)	(9,382)	(10,352)	(1,919)	(300,834)
Additions (*)	13,065	16,064	2,022	1,036,818	(2,246)	1,065,723
Disposals / Consumptions	(1,892)	(55,452)	(8,940)	(5,691)	(285)	(72,260)
Transfers / Reclassifications	149,844	475,748	23,718	(649,631)	(974)	(1,295)
Values at the end of the year	1,766,103	8,419,792	366,972	1,217,682	32,651	11,803,200

Depreciation and impairment
Accumulated at the beginning of the year	418,210	5,301,765	216,982	-	15,352	5,952,309
Translation differences	(8,956)	(135,538)	(7,528)	-	(1,093)	(153,115)
Depreciation charge	45,644	325,241	24,313	-	941	396,139
Transfers / Reclassifications	2,474	(4,114)	1,987	-	(1,485)	(1,138)
Disposals / Consumptions	(1,873)	(54,639)	(6,788)	-	47	(63,253)
Accumulated at the end of the year	455,499	5,432,715	228,966	-	13,762	6,130,942
At December 31, 2015	1,310,604	2,987,077	138,006	1,217,682	18,889	5,672,258

Property, plant and equipment include capitalized interests for net amounts at December 31, 2016 and 2015 of $25.4 million and $15.5 million, respectively. The average capitalization interest rates applied were 1.28% during 2016 and 1.53% during 2015.

(*) The increase is mainly due to progress in the construction of the greenfield seamless facility in Bay City, Texas.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

11	Intangible assets, net

Year ended December 31, 2016	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	524,869	494,662	2,170,709	2,059,946	5,250,186
Translation differences	2,264	(29)	4,671	-	6,906
Additions	28,730	648	-	-	29,378
Transfers / Reclassifications	(546)	(222)	-	-	(768)
Transfer to assets held for sale	(836)	(32,600)	(85,123)	(1,000)	(119,559)
Disposals	(151)	(840)	-	-	(991)
Values at the end of the year	554,330	461,619	2,090,257	2,058,946	5,165,152

Amortization and impairment
Accumulated at the beginning of the year	335,532	364,412	836,939	1,569,851	3,106,734
Translation differences	1,325	-	-	-	1,325
Amortization charge	72,632	30,633	-	165,217	268,482
Transfer to assets held for sale	(718)	(32,600)	(39,347)	(1,000)	(73,665)
Transfers / Reclassifications	(245)	(153)	-	-	(398)
Disposals	(153)	-	-	-	(153)
Accumulated at the end of the year	408,373	362,292	797,592	1,734,068	3,302,325
At December 31, 2016	145,957	99,327	1,292,665	324,878	1,862,827

Year ended December 31, 2015	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	471,935	494,014	2,182,004	2,059,946	5,207,899
Translation differences	(12,127)	(127)	(11,295)	-	(23,549)
Additions	65,022	774	-	-	65,796
Transfers / Reclassifications	95	1,028	-	-	1,123
Disposals	(56)	(1,027)	-	-	(1,083)
Values at the end of the year	524,869	494,662	2,170,709	2,059,946	5,250,186

Amortization and impairment
Accumulated at the beginning of the year	283,679	332,823	436,625	1,397,142	2,450,269
Translation differences	(7,454)	-	-	-	(7,454)
Amortization charge	59,342	30,588	-	172,709	262,639
Impairment charge (See Note 5)	-	-	400,314	-	400,314
Transfers / Reclassifications	(35)	1,001	-	-	966
Accumulated at the end of the year	335,532	364,412	836,939	1,569,851	3,106,734
At December 31, 2015	189,337	130,250	1,333,770	490,095	2,143,452

 (*) Includes Proprietary Technology.
The geographical allocation of goodwill for the year ended December 31, 2016 was $1,168.4 million for North America, $121.7 million for South America, $1.8 million for Europe and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2016, was as follows:

(All amounts in million US dollar)
As of December 31, 2016	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	-	-	-	225
Tamsa (Hydril and other)	-	346	19	-	365
Siderca (Hydril and other)	-	265	93	-	358
Hydril	-	309	-	-	309
Coiled Tubing	-	-	-	4	4
Socotherm	-	-	28	-	28
Other	-	-	4	-	4
Total	225	920	144	4	1,293

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

12	Investments in non-consolidated companies

	Year ended December 31,
	2016	2015

At the beginning of the year	490,645	643,630
Translation differences	3,473	(92,914)
Equity in earnings of non-consolidated companies	71,533	(10,674)
Impairment loss in non-consolidated companies	-	(28,884)
Dividends and distributions received (a)	(20,674)	(20,674)
Additions	17,108	4,400
Decrease / increase in equity reserves	(5,054)	(4,239)
At the end of the period	557,031	490,645

(a)	Related to Ternium

The principal non-consolidated companies are:
		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2016	2015	2016	2015
a) Ternium (*)	Luxembourg	11.46%	11.46%	491,285	449,375
b) Usiminas (**)	Brazil	3.08%	2.5%	61,904	36,109
Others	-	-	-	3,842	5,161
				557,031	490,645

(*) Including treasury shares.
(**)At December 31, 2016 and 2015 the voting rights were 5.2% and 5.0% respectively.

a) Ternium S.A.

Ternium S.A. ("Ternium"), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris's main suppliers of round steel bars and flat steel products for its pipes business.
At December 31, 2016, the closing price of Ternium's ADSs as quoted on the New York Stock Exchange was $24.15 per ADS, giving Tenaris's ownership stake a market value of approximately $554.8 million (Level 1). At December 31, 2016, the carrying value of Tenaris's ownership stake in Ternium, based on Ternium's IFRS financial statements, was approximately $491.3 million. See Section II.B.2.

The Company reviews periodically the recoverability of its investment in Ternium. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Ternium for impairment was 11.2%

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:
	Ternium
	2016	2015
Non-current assets	5,622,556	5,480,389
Current assets	2,700,314	2,582,204
Total assets	8,322,870	8,062,593
Non-current liabilities	1,324,785	1,558,979
Current liabilities	1,831,492	1,700,617
Total liabilities	3,156,277	3,259,596

Non-controlling interests	775,295	769,849

Revenues	7,223,975	7,877,449
Gross profit	1,839,585	1,400,177
Net income for the year attributable to owners of the parent	595,644	8,127
Total comprehensive income (loss) for the year, net of tax, attributable to owners of the parent	534,827	(457,750)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

12	Investments in non-consolidated companies (Cont.)

b) Usiminas S.A.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris's principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of December 31, 2016 the closing price of the Usiminas' ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL8.26 ($2.53) and BRL4.1 ($1.26), respectively, giving Tenaris's ownership stake a market value of approximately $94.1 million (Level 1). As that date, the carrying value of Tenaris's ownership stake in Usiminas was approximately $61.9 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas' cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

During 2015 and 2014 the Company recorded an impairment charge of $28.9 million and $161.2 million respectively.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:
	Usiminas
	2016	2015
Non-current assets	6,085,811	5,343,038
Current assets	1,970,015	1,765,733
Total assets	8,055,826	7,108,771
Non-current liabilities	2,856,883	2,117,536
Current liabilities	537,646	1,151,383
Total liabilities	3,394,529	3,268,919

Non-controlling interests	508,083	405,880

Revenues	2,442,596	3,115,551
Gross profit	150,999	70,801
Net loss for the year attributable to owners of the parent	(166,153)	(1,053,806)

c) Techgen, S.A. de C.V. ("Techgen")

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational, with a power capacity of between 850 and 900 megawatts. As of December 31, 2016, Tenaris held 22% of Techgen's share capital, and its affiliates Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2016, Tenaris's exposure under these agreements amounted to $61.3 million and $5.3 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million and has been used in the construction of the facility. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2016, the loan agreement has been fully disbursed for $800 million, as a result, the amount guaranteed by Tenaris was approximately $176 million. During 2016 the shareholders of Techgen made additional investments in Techgen, in term of subsidiary loans, which in case of Tenaris amounted to $42.4 million. As of December 31, 2016 these loans amount to $86.2 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

13	Receivables – non current
	Year ended December 31,
	2016	2015
Government entities	913	1,113
Employee advances and loans	7,202	11,485
Tax credits	32,769	25,660
Receivables from related parties	91,419	62,675
Legal deposits	13,876	14,719
Advances to suppliers and other advances	19,520	70,509
Others	32,217	35,515
	197,916	221,676
Allowances for doubtful accounts (see Note 22 (i))	(913)	(1,112)
	197,003	220,564

14	Inventories

	Year ended December 31,
	2016	2015
Finished goods	653,482	741,437
Goods in process	375,822	407,126
Raw materials	160,284	277,184
Supplies	451,777	503,692
Goods in transit	162,766	143,228
	1,804,131	2,072,667
Allowance for obsolescence (see Note 23 (i))	(240,242)	(229,200)
	1,563,889	1,843,467

15	Receivables and prepayments
	Year ended December 31,
	2016	2015
Prepaid expenses and other receivables	28,278	29,463
Government entities	3,052	3,498
Employee advances and loans	10,458	10,951
Advances to suppliers and other advances	16,088	27,823
Government tax refunds on exports	9,350	7,053
Receivables from related parties	24,742	14,249
Derivative financial instruments	2,759	18,155
Miscellaneous	36,320	44,736
	131,047	155,928
Allowance for other doubtful accounts (see Note 23 (i))	(6,332)	(7,082)
	124,715	148,846

16	Current tax assets and liabilities
	Year ended December 31,
Current tax assets	2016	2015
V.A.T. credits	61,552	60,730
Prepaid taxes	79,434	127,450
	140,986	188,180

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

16	Current tax assets and liabilities (Cont.)
	Year ended December 31,
Current tax liabilities	2016	2015
Income tax liabilities	55,841	46,600
V.A.T. liabilities	11,065	24,661
Other taxes	34,291	64,757
	101,197	136,018
17	Trade receivables
	Year ended December 31,
	2016	2015
Current accounts	1,026,026	1,216,126
Receivables from related parties	14,383	20,483
	1,040,409	1,236,609
Allowance for doubtful accounts (see Note 23 (i))	(85,724)	(101,480)
	954,685	1,135,129
The following table sets forth details of the aging of trade receivables:
			Past due
	Trade Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2016
Guaranteed	355,508	272,393	32,241	50,874
Not guaranteed	684,901	518,984	87,379	78,538
Guaranteed and not guaranteed	1,040,409	791,377	119,620	129,412
Allowance for doubtful accounts	(85,724)	(62)	(67)	(85,595)
Net Value	954,685	791,315	119,553	43,817

At December 31, 2015
Guaranteed	353,537	268,606	33,706	51,225
Not guaranteed	883,072	634,250	152,173	96,649
Guaranteed and not guaranteed	1,236,609	902,856	185,879	147,874
Allowance for doubtful accounts	(101,480)	-	(1,664)	(99,816)
Net Value	1,135,129	902,856	184,215	48,058

Trade receivables are mainly denominated in U.S. dollars.
18	Cash and cash equivalents and Other investments
	Year ended December 31,
	2016	2015
Cash and cash equivalents
Cash at banks	92,730	101,019
Liquidity funds	215,807	81,735
Short – term investments	91,200	103,793
	399,737	286,547
Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	782,029	877,436
Bonds and other fixed Income	841,638	1,203,695
Fund Investments	9,475	59,731
	1,633,142	2,140,862
Other investments - Non-current
Bonds and other fixed Income	248,049	393,084
Others	1,670	1,662
	249,719	394,746

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

19	Borrowings
	Year ended December 31,
	2016	2015
Non-current
Bank borrowings	31,544	223,050
Finance lease liabilities	35	171
Costs of issue of debt	(37)	-
	31,542	223,221
Current
Bank borrowings and other loans including related companies	807,252	747,704
Bank overdrafts	1,320	349
Finance lease liabilities	130	371
Costs of issue of debt	(8)	(129)
	808,694	748,295
Total Borrowings	840,236	971,516

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2016
Financial lease	130	35	-	-	-	-	165
Other borrowings	808,564	1,198	3,739	3,360	3,632	19,578	840,071
Total borrowings	808,694	1,233	3,739	3,360	3,632	19,578	840,236

Interest to be accrued (*)	6,461	1,172	1,161	1,142	1,116	237	11,289
Total	815,155	2,405	4,900	4,502	4,748	19,815	851,525

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2015
Financial lease	371	138	29	4	-	-	542
Other borrowings	747,924	201,152	1,261	1,285	880	18,472	970,974
Total borrowings	748,295	201,290	1,290	1,289	880	18,472	971,516

Interest to be accrued (*)	1,152	1,050	1,031	1,010	990	1,046	6,279
Total	749,447	202,340	2,321	2,299	1,870	19,518	977,795

(*) Includes the effect of hedge accounting.

Significant borrowings include:
			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2016	Tamsa	Bank loans	391	2017
2015	TuboCaribe	Bank loan	200	Jan-17
2016	Siderca	Bank loans	198	2017

As of December 31, 2016, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2016 and 2015 (considering hedge accounting where applicable).
	2016	2015
Total borrowings	1.97%	1.52%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

19	Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2016	2015
USD	Fixed	19,461	219,778
EUR	Fixed	10,701	2,922
Others	Variable	1,380	521
Total non-current borrowings		31,542	223,221

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2016	2015
USD	Variable	17,081	16,046
USD	Fixed	200,448	2,482
EUR	Variable	99	66
EUR	Fixed	841	1,047
MXN	Fixed	391,318	614,916
ARS	Fixed	197,637	113,326
ARS	Variable	1,041	37
Others	Variable	35	165
Others	Fixed	194	210
Total current borrowings		808,694	748,295

20	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.
The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities
	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	299,139	42,516	549,557	891,212
Translation differences	(540)	-	44	(496)
Charged directly to Other Comprehensive Income	-	-	(40)	(40)
Transfer to assets held for sale	(5,724)			(5,724)
Income statement credit	(29,819)	(5,625)	(34,848)	(70,292)
At December 31, 2016	263,056	36,891	514,713	814,660

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	346,385	44,234	482,446	873,065
Translation differences / reclassifications	(28,343)	-	11,154	(17,189)
Charged directly to Other Comprehensive Income	-	-	3,999	3,999
Income statement (credit) / charge	(18,903)	(1,718)	51,958	31,337
At December 31, 2015	299,139	42,516	549,557	891,212

(*) Includes the effect of currency translation on tax base explained in Note 8.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

20	Deferred income tax (Cont.)
Deferred tax assets
	Provisions and allowances	Inventories	Tax losses (*)	Other	Total
At the beginning of the year	(32,425)	(107,378)	(99,394)	(102,396)	(341,593)
Translation differences	(3,123)	(1,347)	(2,741)	14	(7,197)
Transfer to assets held for sale	-	275	-	753	1,028
Charged directly to Other Comprehensive Income	-	-	-	1,823	1,823
Income statement charge / (credit)	2,272	14,274	(97,191)	17,968	(62,677)
At December 31, 2016	(33,276)	(94,176)	(199,326)	(81,838)	(408,616)

 (*) As of December 31, 2016, the recognized deferred tax assets on tax losses amount to $199.3 million and the net unrecognized deferred tax assets amount to $47.2 million.

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)
Translation differences / reclassifications	24,411	4,049	6,988	1,020	36,468
Charged directly to Other Comprehensive Income	-	-	-	527	527
Income statement (credit) / charge	(11,500)	78,282	(64,730)	46,554	48,606
At December 31, 2015	(32,425)	(107,378)	(99,394)	(102,396)	(341,593)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2016	2015
Deferred tax assets to be recovered after 12 months	(226,431)	(109,025)
Deferred tax liabilities to be recovered after 12 months	761,039	843,022

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2016	2015
Deferred tax assets	(144,613)	(200,706)
Deferred tax liabilities	550,657	750,325
	406,044	549,619

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2016	2015

At the beginning of the year	549,619	445,871
Translation differences	(7,693)	19,279
Charged directly to Other Comprehensive Income	1,783	4,526
Income statement credit (debit)	(132,969)	79,943
Transfer to assets held for sale	(4,696)	-
At the end of the period	406,044	549,619

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

21	Other liabilities

(i)	Other liabilities – Non-current

	Year ended December 31,
	2016	2015
Post-employment benefits	125,161	135,880
Other-long term benefits	66,714	78,830
Miscellaneous	21,742	16,466
	213,617	231,176

Post-employment benefits
▪	Unfunded
	Year ended December 31,
	2016	2015
Values at the beginning of the period	107,601	126,733
Current service cost	4,625	5,918
Interest cost	6,371	6,164
Curtailments and settlements	24	(128)
Remeasurements (*)	(4,501)	(9,743)
Translation differences	(2,204)	(8,418)
Benefits paid from the plan	(13,921)	(16,062)
Other	(1,766)	3,137
At the end of the year	96,229	107,601

 (*) For 2016 a loss of $0.6 million is attributable to demographic assumptions and a gain of $5.1 million to financial assumptions. For 2015 a gain of $9.1 and $0.6 million is attributable to demographic and financial assumptions, respectively.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2016	2015
Discount rate	1% - 7%	2% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2016, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $7.1 million and $8.2 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an increase / (decrease) impact on the defined benefit obligation of $4.2 million and $3.7 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2016	2015
Present value of funded obligations	159,612	153,974
Fair value of plan assets	(132,913)	(128,321)
Liability (*)	26,699	25,653

 (*) In 2016 and 2015, $2.2 million and $2.6 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

21	Other liabilities (Cont.)

(i)	Other liabilities – Non-current (Cont.)

The movement in the present value of funded obligations is as follows:
	Year ended December 31,
	2016	2015
At the beginning of the year	153,974	183,085
Translation differences	384	(18,507)
Current service cost	162	1,155
Interest cost	6,403	6,725
Remeasurements (*)	7,753	(6,124)
Benefits paid	(9,064)	(12,360)
At the end of the year	159,612	153,974

(*) For 2016 a gain of $0.9 million is attributable to demographic assumptions and a loss of $8.7 million to financial assumptions. For 2015 a gain of $1.1 and $5.0 million is attributable to demographic and financial assumptions, respectively.

The movement in the fair value of plan assets is as follows:
	Year ended December 31,
	2016	2015
At the beginning of the year	(128,321)	(147,991)
Return on plan assets	(7,022)	(5,021)
Remeasurements	(3,022)	1,686
Translation differences	365	15,651
Contributions paid to the plan	(4,374)	(5,066)
Benefits paid from the plan	9,064	12,360
Other	397	60
At the end of the year	(132,913)	(128,321)

 The major categories of plan assets as a percentage of total plan assets are as follows:
	Year ended December 31,
	2016	2015
Equity instruments	52.4%	52.3%
Debt instruments	43.9%	44.3%
Others	3.7%	3.4%

The principal actuarial assumptions used were as follows:
	Year ended December 31,
	2016	2015
Discount rate	4%	4%
Rate of compensation increase	0% - 3%	0% - 2%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

21	Other liabilities (Cont.)

(i)	Other liabilities – Non-current (Cont.)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2016, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $18.5 million and $22.8 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption would have generated an increase / (decrease) on the defined benefit obligation of $1.7 million and $1.6 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2017 amount approximately to $6 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

(ii)	Other liabilities – current

	Year ended December 31,
	2016	2015
Payroll and social security payable	125,991	173,528
Liabilities with related parties	135	351
Derivative financial instruments	42,635	34,445
Miscellaneous	15,126	14,518
	183,887	222,842

22	Non-current allowances and provisions

(i)	Deducted from non-current receivables
	Year ended December 31,
	2016	2015

Values at the beginning of the year	(1,112)	(1,696)
Translation differences	199	584
Values at the end of the year	(913)	(1,112)

(ii)	Liabilities
	Year ended December 31,
	2016	2015
Values at the beginning of the year	61,421	70,714
Translation differences	3,296	(20,725)
Additional provisions	6,794	9,390
Reclassifications	(1,932)	6,562
Used	(6,322)	(4,520)
Values at the end of the year	63,257	61,421

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

23	Current allowances and provisions
(i)	Deducted from assets
Year ended December 31, 2016	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(101,480)	(7,082)	(229,200)
Translation differences	(841)	75	(2,715)
Reversals / (additional) allowances	12,573	(432)	(32,765)
Transfer to held for sale	20	-	896
Used	4,004	1,107	23,542
At December 31, 2016	(85,724)	(6,332)	(240,242)

Year ended December 31, 2015	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(68,978)	(7,992)	(193,540)
Translation differences	1,033	1,732	10,056
Additional allowances	(36,788)	(1,114)	(68,669)
Used	3,253	292	22,953
At December 31, 2015	(101,480)	(7,082)	(229,200)

(ii)	Liabilities
Year ended December 31, 2016	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	6,290	2,705	8,995
Translation differences	189	(86)	103
Additional allowances	16,266	7,791	24,057
Reclassifications	(22)	1,954	1,932
Used	(8,838)	(3,493)	(12,331)
At December 31, 2016	13,885	8,871	22,756
Year ended December 31, 2015	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	7,205	13,175	20,380
Translation differences	(517)	(973)	(1,490)
Additional allowances	8,540	1,743	10,283
Reclassifications	47	(6,610)	(6,563)
Used	(8,985)	(4,630)	(13,615)
At December 31, 2015	6,290	2,705	8,995

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

24	Derivative financial instruments

Net fair values of derivative financial instruments
The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2016	2015
Foreign exchange derivatives contracts	2,759	18,248
Contracts with positive fair values	2,759	18,248

Foreign exchange derivatives contracts	(42,635)	(34,541)
Contracts with negative fair values	(42,635)	(34,541)
Total	(39,876)	(16,293)

Foreign exchange derivative contracts and hedge accounting
Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2016 and 2015, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2016	2015	2016	2015
MXN	USD	2017	(35,165)	(24,364)	9	320
USD	MXN	2017	694	14,466	(2,280)	(21)
EUR	USD	2017	(360)	331	-	-
USD	EUR	2017	(33)	957	(1,435)	(819)
JPY	USD	2017	(179)	(24)	73	-
USD	KWD	2017	(2,447)	28	(1,016)	28
USD	ARS	2017	(748)	-	-	-
ARS	USD	2017	318	(8,639)	(93)	3,175
USD	BRL	2017	(1,581)	402	-	-
USD	GBP	2017	-	85	-	-
Others			(375)	465	-	100
Total			(39,876)	(16,293)	(4,742)	2,783

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-14	Movements 2015	Equity Reserve Dec-15	Movements 2016	Equity Reserve Dec-16
Foreign Exchange	(7,916)	10,699	2,783	(7,525)	(4,742)
Total Cash flow Hedge	(7,916)	10,699	2,783	(7,525)	(4,742)

Tenaris estimates that the cash flow hedge reserve at December 31, 2016 will be recycled to the Consolidated Income Statement during 2017.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

25	Contingencies, commitments and restrictions on the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, the potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements (Notes 22 and 23) are adequate based upon currently available information. However, if management's estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris's results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris's material ongoing legal proceedings:

▪	Tax assessment in Italy

Dalmine, an Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR295 million (approximately $310.9 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $9.5 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine's defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine's appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR223 million (approximately $235.1 million), including principal interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee, and appealed the January 2016 ruling with the second-instance tax court.

Tenaris continues to believe that Dalmine has correctly applied the relevant legal provisions and based on, among other things, the tax court decisions on the 2007 assessment and the opinion of legal counsel, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas' control group in January 2012.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)
▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the first instance court decision with the Sao Paulo court of appeals. On February 8, 2017, the court of appeals issued its decision on the merits and maintained the understanding of the first instance court, holding that Confab and the other defendants did not have the obligation to launch a tender offer.  The decision of the court of appeals has not yet been published, and CSN may still file a motion for clarification and/or appeal to the Superior Court of Justice or the Federal Supreme Court.

Separately, on November 10, 2014, CSN filed a complaint with Brazil's securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. In this complaint, CSN sought to reverse a February 2012 decision by the CVM, which had determined that the above mentioned acquisition did not trigger any tender offer requirement. On December 2, 2016, CVM rendered its decision on this complaint, reaffirming its previous decision from 2012 and rejecting all the new allegations presented by CSN.

Finally, on December 11, 2014, CSN filed a claim with Brazil's antitrust regulator Conselho Administrativo de Defesa Econômica ("CADE"). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders' right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company's voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN's claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, the decisions issued by CVM in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements

▪	Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. ("Veracel") in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. ("Itaú"), Veracel's insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible in connection with the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel's personnel of the equipment supplied by Confab in violation of Confab's instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)
▪	Veracel Celulose Accident Litigation (Cont.)

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert's report. Other parties have also filed their observations and/or opinions concerning the experts' report, which are currently subject to the court examination.  As of December 31, 2016, the estimated amount of Itaú's claim is approximately BRL 74.5 million (approximately $22.9 million), and the estimated amount of Veracel's claim is approximately BRL 47.7 million (approximately $14.6 million), for an aggregate amount BRL 122.2 million ($37.5 million). The final result of this claim depends largely on the court's evaluation of technical matters arising from the expert's opinion and objections presented by Confab. No provision has been recorded in these Consolidated Financial Statements.

▪	Petroamazonas Penalties

On January 22, 2016, Petroamazonas ("PAM"), an Ecuadorian state-owned oil company, imposed penalties to the Company's Uruguayan subsidiary, Tenaris Global Services S.A. ("TGS"), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $ 22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

▪	Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab Industrial S.A., a Brazilian subsidiary of the Company. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to "Operation Lava Jato" and the Audit Committee of the Company's Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters.  In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

(ii) Commitments

Set forth is a description of Tenaris's main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in January 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and the company is temporarily allowed to purchase steel volumes in accordance with its needs. As of December 31, 2016, the estimated aggregate contract amount through December 31, 2017, calculated at current prices, is approximately $423 million.

▪
A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $175.8 million related to the investment plan to expand Tenaris's U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of December 31, 2016 approximately $1.349 million had already been invested.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(iii) Restrictions to the distribution of profits and payment of dividends

As of December 31, 2016, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2016	17,493,012
Total equity in accordance with Luxembourg law	19,401,336

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of December 31, 2016, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2016, distributable amount under Luxembourg law totals $18.1 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Other income and expenses for the year ended December 31, 2016	(23,561)
Dividends approved	(507,631)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,012
Share premium	609,733
Distributable amount at December 31, 2016 under Luxembourg law	18,102,745

26 Acquisition of subsidiaries and non-consolidated companies

In September 2014, Tenaris completed the acquisition of the 100% of Socotherm Brasil S.A.("Socotherm"). The purchase price amounted to $29.6 million, net assets acquired (including PPE, inventories and cash and cash equivalents) amounted to $9.6 million and goodwill for $20 million. Tenaris accounted for this transaction as a step-acquisition and consequently remeasured to fair value its ownership interest in Socotherm held before the acquisition. As a result, Tenaris recorded in "Equity in earnings (losses) of non-consolidated companies" a gain of approximately $21.3 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

27 Cash flow disclosures
		Year ended December 31,
(i)	Changes in working capital	2016	2015	2014
	Inventories	244,720	936,402	(72,883)
	Receivables and prepayments and Current tax assets	70,874	60,009	(31,061)
	Trade receivables	146,824	828,265	20,886
	Other liabilities	(79,046)	(123,904)	(61,636)
	Customer advances	(95,112)	1,171	76,383
	Trade payables	59,939	(327,958)	(3,755)
		348,199	1,373,985	(72,066)
(ii)	Income tax accruals less payments
	Tax accrued	41,441	244,505	586,061
	Taxes paid	(169,520)	(335,585)	(506,999)
		(128,079)	(91,080)	79,062
(iii)	Interest accruals less payments, net
	Interest accrued	(43,872)	(11,517)	6,174
	Interest received	22,326	28,238	31,306
	Interest paid	(18,858)	(18,696)	(74,672)
		(40,404)	(1,975)	(37,192)
(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	399,900	286,547	417,645
	Bank overdrafts	(1,320)	(349)	(1,200)
		398,580	286,198	416,445

As of December 31, 2016, 2015 and 2014, the components of the line item "other, including currency translation adjustment" are immaterial to net cash provided by operating activities.

28 Net assets of disposal group classified as held for sale

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $332.4 million. The agreement was subject to U.S. antitrust clearance and other customary conditions and was closed during January 2017.

The transaction was reported as a discontinued operation due to the relevance of such business on the total net income of segment "Other".

Analysis of the result of discontinued operations:
(all amounts in thousands of US dollars, unless otherwise stated)	Year ended December 31,
	2016	2015	2014
Net sales	234,911	197,630	196,503
Cost of sales	(136,587)	(137,318)	(147,045)
Gross profit	98,324	60,312	49,458
Selling, general and administrative expenses	(32,238)	(30,678)	(31,174)
Other operating expenses	(248)	(1)	-
Operating income	65,838	29,633	18,284
Other financial results	(88)	(382)	(361)
Income before income tax	65,750	29,251	17,923
Income tax	(24,339)	(10,121)	(5,630)
Income for continuing operations	41,411	19,130	12,293
Earnings per share attributable to discontinued operations:
Weighted average number of ordinary shares (thousands)	1,180,537	1,180,537	1,180,537
Discontinued operations:
Basic and diluted earnings per share (U.S. dollars per share)	0.04	0.02	0.01
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	0.07	0.03	0.02

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

28 Net assets of disposal group classified as held for sale (Cont.)

Summarized cash flow information is as follows:

	2016	2015	2014
Cash at the beginning	15,343	13,848	18,790
Cash at the end	18,820	15,343	13,848
Increase (decrease) in cash	3,477	1,495	(4,942)

Provided by operating activities	24,535	42,701	8,294
Used in investing activities	(1,058)	(1,206)	(1,236)
Used in financing activities	(20,000)	(40,000)	(12,000)

These amounts were estimated only for disclosure purposes, as cash flows from discontinued operations were not managed separately from other cash flows.

On January 20, 2017, the sale was completed and Tenaris estimates a net profit after bank fees and other related expenses of approximately $189.2 million.

Current and non-current assets and liabilities of disposal group

ASSETS	At December 31, 2016
Non-current assets
Property, plant and equipment, net	41,470
Intangible assets, net (*)	45,894	87,364
Current assets
Inventories, net	29,819
Receivables and prepayments, net	451
Trade receivables, net	33,620
Cash and cash equivalents	163	64,053
Total assets of disposal group classified as held for sale		151,417
LIABILITIES
Non-current liabilities
Deferred tax liabilities	4,696
Other liabilities	680	5,376
Current liabilities
Current tax liabilities	4,100
Other liabilities	1,668
Trade payables	6,950	12,718
Total liabilities of disposal group classified as held for sale		18,094

 (*) Includes $45.8 million of goodwill

29 Related party transactions

As of December 31, 2016:

▪	San Faustin S.A., a Luxembourg Société Anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée, who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held voting rights in San Faustin sufficient to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris's directors and senior management as a group owned 0.10% of the Company's outstanding shares.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

29 Related party transactions (Cont.)

Transactions and balances disclosed as with "non-consolidated parties" are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as "Other". The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2016	2015	2014
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	21,174	24,019	33,342
	Sales of goods to other related parties	32,613	87,663	103,377
	Sales of services to non-consolidated parties	9,542	10,154	10,932
	Sales of services to other related parties	2,948	4,010	3,264
		66,277	125,846	150,915
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	67,048	260,280	302,144
	Purchases of goods to other related parties	20,150	35,153	44,185
	Purchases of services to non-consolidated parties	11,528	16,153	27,304
	Purchases of services to other related parties	53,530	78,805	90,652
		152,256	390,391	464,285

	(all amounts in thousands of U.S. dollars)	At December 31,
		2016	2015
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	117,187	73,412
	Receivables from other related parties	13,357	23,995
	Payables to non-consolidated parties	(21,314)	(20,000)
	Payables to other related parties	(12,708)	(19,655)
		96,522	57,752

Directors' and senior management compensation

During the years ended December 31, 2016, 2015 and 2014, the cash compensation of Directors and Senior managers amounted to $38.6 million, $28.8 million and $26 million respectively. In addition, Directors and Senior managers received 500, 540 and 567 thousand units for a total amount of $4.8 million, $5.4 million and $6.2 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

30 Principal subsidiaries

The following is a list of Tenaris's principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2016.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2016	2015	2014
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
SIDERCA S.A.I.C. and subsidiaries (except detailed)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	99%	99%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding company	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l. LUXEMBURG, Zug Branch	Switzerland	Holding company and financial services	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2016, 2015 and 2014.
(b) Tenaris holds 97,5% of Tenaris Supply Chain S.A,  60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

31 Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela's President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies"). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda ("Talta"), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations.

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris's and Talta's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela's request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. The annulment request was registered on September 29, 2016, and the ad hoc committee that will hear Venezuela's request was constituted on December 27, 2016.   The parties are in the process of exchanging briefs. A hearing is scheduled to be held in the first quarter of 2017 regarding Tenaris's and Talta's opposition to Venezuela's request to continue stay enforcement of the award. Following that hearing, there will be a further exchange of briefs and an oral hearing on Venezuela's annulment request, currently proposed to be held in the last quarter of 2017.

Concerning the arbitration proceeding relating to the nationalization of Tenaris's shareholdings in Tavsa and Comsigua, on December 12, 2016, the tribunal issued its award upholding Tenaris's and Talta's claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2016 amounted $76 million. The deadline for filing a request for annulment of the award expires on April 11, 2017.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfil the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2016, for a total amount of approximately $27 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

32 Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2016	2015	2014
Audit Fees	3,588	4,372	5,231
Audit-Related Fees	64	78	142
Tax Fees	14	25	89
All Other Fees	3	15	35
Total	3,669	4,490	5,497

33 Subsequent event

Annual Dividend Proposal

On February 22, 2017 the Company's Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2017, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 23, 2016. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 24, 2017, with an ex-dividend date of May 22, 2017. These Consolidated Financial Statements do not reflect this dividend payable.

Edgardo Carlos
Chief Financial Officer